SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

July 28, 2014

VIA EDGAR

John Ganley, Esq.

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America
Post-Effective Amendment No. 4 to Registration Statement on Form N-2
File No. 333-193241

Dear Messrs. Ganley and Eskildsen:

On behalf of Business Development Corporation of America (the “Company”), set forth below is the Company’s responses to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 30, 2014 with respect to Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (File No. 333-193241) (the “Registration Statement”), filed with the Commission on June 27, 2014. The Staff’s comment is set forth below and is followed by the Company’s response.

General

1. With respect to 54th Street Equity Holdings, Inc., which is a taxable, wholly-owned consolidated subsidiary of the Company (the “Subsidiary”), the Staff requests that any tax expense associated with the Subsidiary be included in the ‘Fees and Expenses’ table in any of the Company’s future prospectuses or prospectus supplements.

Response: The Subsidiary is taxable as a corporation for federal income tax purposes and allows the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a regulated investment company under the Internal Revenue Code of 1986, as amended. Any tax payable by the Subsidiary will be reflected as an expense in the Company’s statement of operations in its financial statements. Such expenses are required to be included as “other expenses” (to the extent not covered by other items) pursuant to instruction 9 to Item 3 of Form N-2. The Company will comply with this instruction with respect to tax expenses associated with the Subsidiary in the Company’s future prospectuses or prospectus supplements.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

John Ganley, Esq.

Chad Eskildsen

July 28, 2014

* * *

In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Steven B. Boehm_

Steven B. Boehm

cc:	James A. Tanaka, Esq.
Lisa A. Morgan, Esq.